UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-39693

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Triterras, Inc.
(Name of registrant)

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9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

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Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On December 10, 2021, Triterras, Inc. (“Triterras” or the “Company”) received a determination notice (the “Determination”) from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended February 28, 2021 (the “2021 Annual Report”) with the Securities and Exchange Commission (the “SEC”) and regain compliance with Nasdaq Listing Rule 5250(c)(1) by December 1, 2021, the Staff has determined that, unless the Company requests an appeal of the Determination (as described below), Nasdaq will suspend trading of the Company’s Ordinary Shares and Warrants at the opening of business on December 21, 2021, and will file a Form 25-NSE with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq. The Determination does not result in the immediate suspension of trading or delisting of the Company’s securities, and the Nasdaq Listing Rules provide a procedure for the Company to appeal the Determination and seek a stay pending the appeal (as described below).

Pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series, the Company may appeal the Determination to a Hearings Panel (the “Panel”), which request will stay the suspension of the Company’s securities for 15 days from the date of the request. When the Company requests a hearing, it may also request an extended stay of the suspension, pending the hearing. The Company’s requests for a hearing and for an extended stay must be received by December 17, 2021. According to the Determination, hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request, and the Panel will review the request for an extended stay and notify the Company of its conclusion as soon as is practicable but in any event no later than 15 calendar days following the deadline to request the hearing. On December 15, 2021, the Company submitted its requests for a hearing before the Panel, and for an extended stay of the suspension of the Company’s securities until the Panel has rendered a decision on the appeal.

As previously disclosed, on July 1, 2021, Triterras received a notice from Nasdaq indicating that, as a result of the Company’s failure to file its 2021 Annual Report with the SEC, the Company no longer was in compliance with Nasdaq Listing Rule 5250(c)(1). Subsequently, Nasdaq granted the Company extensions until December 1, 2021 to regain compliance with Nasdaq Listing Rule 5250(c)(1) by filing the 2021 Annual Report with the SEC.

The Company is working diligently to file the 2021 Annual Report as soon as practicable.

Press Releases.

On December 16, 2021, Triterras issued a press release announcing its receipt of the Notice. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance as well as timing of completion of the audit of Triterras’ financial statements for the fiscal year ended February 28, 2021 (the “Audit”) and the filing of its 2021 Annual Report with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the completion of the Audit, the filing of the 2021 Annual Report, Nasdaq’s responses to Triterras’ requests for a hearing before the Panel and for an extended stay of the suspension of Triterras’ securities, the Panel’s decision with respect to Triterras’ appeal of the Determination, if such appeal is granted, as well as the risks and uncertainties related to the risks set forth under “Risk Factors” in Triterras’ Form 20-F (SEC File No. 001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that any of Triterras’ requests for a hearing before the Panel and for an extended stay of the suspension of the Company’s securities will be granted, that the Audit will be completed sufficiently in advance to enable Triterras to complete and file the 2021 Annual Report before the conclusion of the hearing process, that the Panel will render a decision favorable to Triterras in its appeal of the Determination, or that Triterras will be able to regain compliance with the Nasdaq Listing Rules within any additional extension period granted by Nasdaq (including by the Panel). Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: December 16, 2021	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Chief Executive Officer Executive Chairman and

Exhibit No.	Description

99.1	Press Release: Triterras Provides Update on Independent Audit and Nasdaq Listing.